SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

Early Warning Report

This report is made pursuant to :
National Instrument 62-103
Subsection 101(2) of the Securities Act (Ontario)
Subsection 111(2) of the Securities Act (British Columbia)
Subsection 110(2) of the Securities Act, 1988 (Saskatchewan)
Subsection 92(2) of the Securities Act (Manitoba)
Subsection 141(2) of the Securities Act (Alberta)
Subsection 107(2) of the Securities Act (Nova Scotia)
Subsection 102(2) of the Securities Act (Newfoundland)
Section 147.12 of the Securities Act (Quebec)

(a)	The names and addresses of the offerors:

H. Greg Chamandy and Glenn J. Chamandy and Edwin B. Tisch 725, Montée de Liesse Montréal (Québec) H4T 1P5 (collectively, the "Offerors")

(b)

The designation and number or principal amount of securities and the offerors’ securityholding percentages in the class of securities of which the offerors acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On March 1, 2004, H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch, through Greg Chamandy Holdings Corporation, Glenn Chamandy Holdings Corporation and Edwin Tisch Holdings Corporation, their respective holding corporations, converted 2,749,200, 2,749,200 and 595,600 Class B Multiple Voting Shares (the “Class B Shares”) respectively held in the share capital of Gildan Activewear Inc. (the “Corporation”) into an aggregate of 6,094,000 Class A Subordinate Voting Shares (the “Class A Shares”), on a one-for-one basis (the “Conversion”). As a result of the Conversion, H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch received, through their personal holding corporations, 2,749,200, 2,749,200 and 595,600 Class A Shares representing 9.3%, 9.3% and 2.01%, respectively, of the outstanding Class A Shares of the Corporation. This conversion was carried out in accordance with the articles of the Corporation, with no additional consideration paid to the Offerors upon the Conversion.

(c)

The designation and number or principal amount of securities and the offerors’ securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

As a result of the above mentioned Conversion, H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch no longer hold, directly or indirectly, any Class B Shares. After the Conversion: (i) H. Greg Chamandy now holds, directly or indirectly, a total of 2,788,538 Class A Shares representing approximately 9.43% of the outstanding Class A Shares of the Corporation; (ii) Glenn J. Chamandy now holds, directly or indirectly, a total of 2,763,200 Class A Shares representing approximately 9.34% of the outstanding Class A Shares of the Corporation and (iii) Edwin B. Tisch now holds, directly or indirectly, a total of 605,800 Class A Shares representing approximately 2.05% of the outstanding Class A Shares of the Corporation.

(d)	The designation and number or principal amount of securities and percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

	(i)	the offerors, either alone or together with any joint actors, have ownership and control:

H. Greg Chamandy holds directly 39,338 Class A Shares. After the Conversion, he now holds, directly and indirectly, a total of 2,788,538 Class A Shares representing approximately 9.43% of the outstanding Class A Shares.

Glenn J. Chamandy holds directly 14,000 Class A Shares. After the Conversion, he now holds, directly and indirectly, a total of 2,763,200 Class A Shares representing approximately 9.34% of the outstanding Class A Shares.

Edwin B. Tisch holds 10,200 Class A Shares (of which 5,200 are held by Mr. Tisch’s wife). After the Conversion, Mr. Tisch now holds, directly and indirectly, a total of 605,800 Class A Shares representing approximately 2.05% of the outstanding Class A Shares.

Concurrently with the Conversion, the Offerors terminated all of the outstanding voting and shareholders’ agreements pursuant to which they were acting together in the past.

	(ii)	the offerors, either alone or together with any joint actors, have ownership but control is held by other persons or companies other than the offerors or any joint actors:

N/A

(iii)	the offerors, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A

(e)

The name of the market in which the transaction or occurrence that gave rise to the news release took place:

The Class A Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

(f)

The purpose of the offerors and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch have decided to proceed to the Conversion in the best interest of the Corporation and all of its shareholders and in a desire to promote best practices in corporate governance.

(g)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offerors, or any joint actors, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A

(h)	The names of any joint actors in connection with the disclosure required by this report:

Refer to Item (d) above.

(i)	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offerors:

N/A

(j)	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

N/A

Dated the 1st day of March, 2004

GREG CHAMANDY HOLDINGS CORPORATION	GLENN CHAMANDY HOLDINGS CORPORATION

By: /s/ H. Greg Chamandy	By: /s/ Glenn J. Chamandy
H. Greg Chamandy	Glenn J. Chamandy

EDWIN TISCH HOLDINGS CORPORATION

By: /s/ Edwin B. Tisch	/s/ H. Greg Chamandy
Edwin B. Tisch	H. Greg Chamandy

/s/ Glenn J. Chamandy	/s/ Edwin B. Tisch
Glenn J. Chamandy	Edwin B. Tisch

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date March 1, 2004